August 14, 2006

DELIVERED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re:

StarPoint Energy Trust Audited Financial Statements as at December 31, 2005 and 2004

Please be advised that we are re-filing the following:

•

audited consolidated balance sheets of StarPoint Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated earnings (deficit) and cash flows for the years then ended.

The Consolidated Financials are being re-filed because the Auditor's report accompanying the StarPoint Energy Trust Financial Statements filed August 4, 2006 inadvertently omitted the signature of KPMG LLP.

Yours truly,

CANETIC RESOURCES INC., as administrator for
CANETIC RESOURCES TRUST

(signed "Brian D. Evans")

Brian D. Evans
Vice President, General Counsel & Secretary